

January 5, 2012

<u>Via E-mail</u>
Brian E. Simpson
Chief Executive Officer
FNB United Corp.
150 South Fayetteville Street
Asheboro, North Carolina 27203

> **Re: FNB United Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2011**
> **File No. 333-178066**

Dear Mr. Simpson:

We have limited our review of your amended registration statement and related response letter to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Selling Shareholders, page 18

1.   We note your revised disclosure to the selling shareholders table in response to prior comment 1. However, you have not identified the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefit with respect to the shares held by CFIG Worth SPV, LLC. Therefore, we reissue our prior comment.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel